PETRICHOR CORP.

18801 Collins Ave., Ste. 102-252

Sunny Isles Beach, FL 33160

Tel. (702) 605-0610

Email: petrichorcorp@gmail.com

December 18, 2014

Mr. Dean Brazier,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Petrichor Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 5, 2014

File No. 333-198969

Dear Mr. Dean Brazier:

Petrichor Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated December 5, 2014 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to registration statement on Form S-1 filed with the Commission on November 5, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. As requested in our comment letter dated October 24, 2014, please provide written acknowledgment of the following:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response:  In response to this comments, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We have reviewed your response to comment 1 of our letter dated October 24, 2014. While we recognize the relationship between your business plan and Ms. Shokhina’s twenty years of experience in language translation, we also note the following statement from your prospectus: “We have not meaningfully commenced our proposed business operations and will not do so until we have completed this offering.” As a result, we continue to believe that you have nominal operations at this time. If you disagree, please provide additional information to help us understand how you have “actively pursued [your] business plan,” as you suggest in your response.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of web-based human translation. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

2. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and finding potential clients.

3. The registrant has $8,543 in assets consisting not solely of cash.

4. Our Sole officer and director has specific education and background experience in our line of business as stated in the S-1.

5. As of November 30, 2014 we have generated $1,560 revenues.

6. We have already started operations and continue to develop our business. We have registered a web domain and recognized the $1,560 of revenue. We have also started to search for potential freelancer translators.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.  In addition, we have revised our registration statement to remove the language that “We have not meaningfully commenced our proposed business operations and will not do so until we have completed this offering.”

Prospectus Summary, page 5

3. We note the removal of language in the third paragraph stating that your financial statements through August 31, 2014 reported no revenues for the period. Please disclose here and throughout your prospectus, including the places where you claim revenues of $1,560, that the revenues were earned after the end of the reporting period for which you have included financial statements or August 31, 2014.

Our Response: We have included the reviewed November 30, 2014 financial statements in our Amendment No.2 to Form S-1 registration statement, therefore, the claimed $1,560 revenues were earned in the reporting period.

Dilution, page 13

4. Reference is made to your disclosure in the second paragraph that net tangible book value as of August 31, 2014 was a negative $1,127. Net tangible book value as of August 31, 2014 was a positive $1,127. Please revise.

Our Response: We have revised our disclosure in accordance with the comments of the commission.

5. The table was not updated to reflect the August 31, 2014 net tangible book value of $1,127. Please update the table to reflect the August 31, 2014 net tangible book value.

Our Response: We have revised our disclosure to update the table to reflect the November 30, 2014 net tangible book value.

Item 16. Exhibits, page 44

6. Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares. For guidance, refer to Item 601(b)(10) of Regulation S-K.

Our Response: We have filed form of subscription agreement we plan to use for purposes of offering shares as an exhibit.

Please direct any further comments or questions you may have to the company at petrichorcorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Shokhina

Liudmila Shokhina, President